UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
.

FORM SD
SPECIALIZED DISCLOSURE REPORT

NXP Semiconductors N.V.
(Exact Name of the Registrant as Specified in its Charter)

Netherlands	001-34841	98-1144352
(State or other Jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

60 High Tech Campus Eindhoven Netherlands		5656 AG
(Address of principal executive offices)		(Zip code)

Eric-Paul Schat	+31 6 13492677
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

NXP Semiconductors N.V. (“NXP”) has determined that, during 2024, NXP or its consolidated subsidiaries manufactured and contracted to manufacture products as to which conflict minerals, as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (the “Rule”), are necessary to the functionality or production. NXP has conducted a good faith reasonable country of origin inquiry (the “RCOI”) regarding those conflict minerals reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “DRC Region”) or were from recycled or scrap sources. Based on the RCOI, NXP has reason to believe that some portion of the conflict minerals necessary to the functionality or production of its products may have originated in the DRC Region and has reason to believe that some of this material was not derived from recycled or scrap sources.

Item 1.02 Exhibit

A copy of NXP’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD is provided as Exhibit 1.01 and is publicly available at https://www.nxp.com/pip/CONFLICT-MINERALS.

Section 2—Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NXP Semiconductors N.V.
(Registrant)
/s/ W.Betz	May 29, 2025

By: W. Betz, CFO	(Date)

NXP Semiconductors N.V.
Conflict Minerals Report
For the reporting period from January 1, 2024 to December 31, 2024

This Conflict Minerals Report (the “Report”) of NXP Semiconductors N.V. has been prepared under Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024. NXP Semiconductors N.V. refers to the operations of NXP Semiconductors N.V. and its subsidiaries and may be referred to as the “Company,” “NXP,” “we,” “us” or “our,” as the context requires. The content of any website referred to in this Report is included for general information only and is not incorporated by reference into this Report. This Report has not been subject to an independent private sector audit.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which specified minerals are necessary to the functionality or production of those products. The specified minerals are columbite-tantalite (coltan), cassiterite, wolframite, tantalum, tin, tungsten and gold, which we collectively refer to in this Report as “Covered Minerals”. For the purposes of this Report, we refer to the Democratic Republic of the Congo and any adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo as the “DRC Region”.

Certain matters discussed in this Report include forward-looking statements. These forward-looking statements are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed in the forward-looking statements. We undertake no obligation to update any information contained in this Report.

NXP has determined that Covered Minerals are necessary to the functionality or production of products that it manufactures or contracts to manufacture.

Description of NXP’s Products Covered by this Report

This Report relates to products: (i) for which Covered Minerals are necessary to the functionality or production; (ii) that were manufactured or contracted to be manufactured by NXP; and (iii) for which the manufacture was completed during calendar year 2024 (collectively, the “Covered Products”).

Together with our partners, NXP pioneers solutions through breakthrough technologies that make the connected world better, safer, more secure and sustainable. With a broad and scalable portfolio from automotive to smart cities, we’re building towards a brighter tomorrow, together.

NXP’s Due Diligence Process

As required under the Rule, for the reporting period from January 1 to December 31, 2024, NXP has taken the measures described in this Report to exercise due diligence on the source and chain of custody of Covered Minerals necessary to the functionality or production of the Covered Products. NXP’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), as it relates to our position as a “downstream” purchaser.

Step 1: Establish Strong Company Management Systems

NXP believes taking responsibility for its impact on the world is crucial to the company’s success, for its ability to deliver value to stakeholders, and for protecting the environment for future generations. We have established goals for corporate governance, people practices, product development, manufacturing, environment, and community responsibility. NXP standards on social responsibility have been deployed through extensive training programs and, in 2010, we adopted a conflict-free sourcing policy. The latest version of our Responsibly Sourced Minerals Policy can be found on our company website at https://www.nxp.com/docs/en/supporting-information/NXP-STATEMENT-CONFLICT-MINERALS.pdf.

NXP has also adopted a Supplier Code of Conduct which is available at https://www.nxp.com/pip/SUPPLIER-RESPONSIBILITY. Among other things, the Supplier Code of Conduct communicates NXP’s expectations to its suppliers with respect to responsible sourcing of minerals, including Covered Minerals. Suppliers are expected to have a policy to reasonably assure that the minerals in the products they manufacture do not directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses around the world. Key areas of concern include the Democratic Republic of Congo and adjoining countries, and other high-risk regions for the extraction or transit of raw materials.

Suppliers shall exercise due diligence on the source and chain of custody of these minerals and make their policies and due diligence measures available to NXP upon NXP’s request. In addition, suppliers shall submit CMRTs, as defined below, to NXP upon NXP’s request.

An NXP internal team from the procurement and legal organizations led its Covered Minerals supply chain due diligence efforts. NXP’s Executive Vice President, General Counsel, and Chief Sustainability Officer oversaw the activities of this internal team.

Step 2: Identify and Assess Risks in the Supply Chain

NXP’s supply chain is complex and, in most cases, there are many third parties in the supply chain between NXP’s ultimate manufacture of the Covered Products and the original sources of Covered Minerals. NXP requires its suppliers to identify the smelters and refiners of Covered Minerals in their supply chain. In most cases, our suppliers reported this information using the broadly adopted conflict minerals reporting template (“CMRT”) developed by Responsible Minerals Initiative (“RMI”), a multi-industry initiative consisting of over 500 companies and industry associations. Due to the complexity of our supply chain, we rely on our suppliers for the accuracy and completeness of this information. In most cases, our suppliers submitted a consolidated smelter and refiner report for all of their products and materials, not just products and materials provided to NXP.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Our procurement organization has implemented escalation procedures for suppliers who (i) provide products that incorporate Covered Minerals from smelters or refiners that do not comply with a third-party audit program or (ii) have not provided details on the sourcing of Covered Minerals in their supply chain. Under these procedures, our procurement organization will develop a list of corrective actions including a timeline for compliance and a decision to continue or temporarily suspend trade with the supplier during the corrective action period. Suppliers who do not make satisfactory progress addressing the identified corrective actions are reported to NXP’s chief procurement officer.

NXP’s due diligence measures with respect to identified smelters and refiners were primarily based on multi-industry due diligence initiatives to evaluate the procurement practices of the smelters and refiners that process and provide Covered Minerals to our supply chain.

Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

We believe that engagement and active cooperation with other industry members with whom we share suppliers can assist in the identification of risks in NXP’s supply chain by facilitating identification of smelters and refiners and assessment of their due diligence practices.

NXP became a member of the Responsible Business Alliance (“RBA”) (formerly the Electronic Industry Citizenship Coalition (“EICC”)) in 2014, which promotes responsible sourcing of minerals, among other important social responsibility initiatives. NXP held a position in the RBA’s Board of Directors from January 2018 through December 2023.

NXP is also a member of the Responsible Minerals Initiative (“RMI”) where NXP representatives regularly collaborate with other industry members on complementary programs and initiatives. Over the years, NXP has been active members of the RMI’s working groups and Steering Committee.

In 2016, NXP joined the European Partnership for Responsible Minerals (“EPRM”) as a strategic partner and later in 2021, NXP chaired the EPRM. The EPRM is a multi-stakeholder partnership in which governments, NGOs, and private sector work together to create better social and economic conditions for mine workers and local mining communities, by increasing the number of mines that adopt responsible mining practices in Conflict and High-Risk Areas. The EPRM also serves as a knowledge platform where organizations can share knowledge on due diligence and support activities to improve the conditions in the mining areas.

Since 2013, NXP has chaired the World Semiconductor Council’s conflict minerals team.

In 2023, NXP became a member of the OECD Multi-stakeholder Steering Group that provides guidance and support to the operational aspects of the OECD's Responsible Minerals Implementation Programme.

Step 5: Report Annually on Supply Chain Due Diligence

This Report is publicly available at https://www.nxp.com/pip/CONFLICT-MINERALS.

Results of NXP Due Diligence Measures

For the reporting period from January 1 to December 31, 2024, based upon an internal assessment and information provided by our suppliers, NXP identified 87 suppliers who provided materials likely to incorporate Covered Minerals necessary to the functionality of our Semiconductor Products (the “Covered Minerals Suppliers”). Semiconductor Products include all semiconductor devices sold to our customers for incorporation into end-market applications. We received valid responses from all 87 Covered Minerals Suppliers that supply materials to our Semiconductor Products. Certain hardware products designed for customer evaluations or research and development, which we refer to as Innovation Tools, are excluded from the scope of our due diligence measures. Innovation Tools represent an immaterial amount of NXP product revenues and are not intended to be incorporated into our customers’ products.

This Report reflects 91 responses from 87 NXP Covered Minerals Suppliers who represent 100% of the amount NXP paid to all Covered Minerals Suppliers in 2024.

Based on the information provided by our suppliers and information otherwise obtained through the due diligence process, NXP has reasonably determined that the facilities that may have been used to process NXP’s Covered Minerals in 2024 include the smelters and refiners (“SORs”) listed in Annex I.

Based on information received through the RMI Responsible Minerals Assurance Process (“RMAP”) or equivalent independent third-party audit programs, NXP has reason to believe the countries of origin for the Covered Minerals contained in the materials received by our Covered Minerals Suppliers include the countries listed in Annex II.

We identified 222 SORs for the Covered Minerals in our supply chain. These 222 SORs were compliant with a third-party audit program (“Conformant”). Among these 222 SORs, 30 were reported as sourcing Covered Minerals from the DRC Region; all 30 were compliant with the RMI RMAP assessment protocols.

Smelter or Refiner (SOR) Certification Status

	2024	2023	2022	2021	2020	2019
Validated	222	211	225	234	238	251
Active	0	0	0	3	0	0
Not Validated	0	0	0	0	0	0
Total	222	211	225	237	238	251

Risk Analysis: Smelter or Refiner Certification Status & Mineral Sourcing Location
SOR Mineral Sourcing Locations

	2024				2023				2022
	DRC Region Mine	Non-DRC Region Mine or Recycled	Mine Region Not Disclosed	Total	DRC Region Mine	Non-DRC Region Mine or Recycled	Mine Region Not Disclosed	Total	DRC Region Mine	Non-DRC Region Mine or Recycled	Mine Region Not Disclosed	Total
Validated*	30	105	87	222	24	104	83	211	23	111	91	225
Active*	-	-	-	-	-	-	-	-	-	-	-	-
Not Validated	-	-	-	-	-	-	-	-	-	-	-	-
Total	30	105	87	222	24	104	83	211	23	111	91	225

	2021				2020				2019
	DRC Region Mine	Non-DRC Region Mine or Recycled	Mine Region Not Disclosed	Total	DRC Region Mine	Non-DRC Region Mine or Recycled	Mine Region Not Disclosed	Total	DRC Region Mine	Non-DRC Region Mine or Recycled	Mine Region Not Disclosed	Total
Validated*	22	107	105	234	21	115	102	238	24	158	69	251
Active*	-	-	3	3	-	-	-	-	-	-	-	-
Not Validated	-	-	-	-	-	-	-	-	-	-	-	-
Total	22	107	108	237	21	115	102	238	24	158	69	251
* RMI SOR Status

NXP identified zero high-risk SORs (either not validated or not in the process of becoming compliant with a third-party audit program). We identified 87 medium-risk SORs (validated with unknown sourcing region) and 135 SORs were considered low-risk (validated with sourcing location confirmed).

Additional Measures

NXP intends to continue taking the following steps this year to improve its due diligence measures and to further mitigate the risk that NXP’s use of Covered Minerals might finance or benefit armed groups:

•Update the list of products and Covered Minerals Suppliers to be included in NXP’s due diligence process for the 2025 reporting year;
•Re-engage each Covered Minerals Supplier to obtain current and accurate information about the supplier’s supply chain of Covered Minerals;
•Execute NXP’s escalation procedure with each Covered Minerals Supplier that (i) is non-responsive to requests for information or (ii) does not have systems in place to ensure sourcing of materials that comply with a third-party audit program;
•Continue to assist suppliers in due diligence activities or education;
•Continue to participate in industry initiatives encouraging “conflict-free” supply chains and identifying “conflict-free” smelters and refiners, including initiatives to add cobalt and other minerals to the scope; and
•Continue to review due diligence measures to evaluate whether appropriate to (i) incorporate recent responsible sourcing developments and insights and (ii) include additional minerals and countries of origin.

Annex I – Reported Smelters and Refiners

Covered Minerals	Smelter or Refiner Name	Country location of Smelter or Refiner
Gold	Abington Reldan Metals, LLC	UNITED STATES OF AMERICA
Gold	Advanced Chemical Company	UNITED STATES OF AMERICA
Gold	Agosi AG	GERMANY
Gold	Aida Chemical Industries Co., Ltd.	JAPAN
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	UZBEKISTAN
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	BRAZIL
Gold	Argor-Heraeus S.A.	SWITZERLAND
Gold	Asahi Pretec Corp.	JAPAN
Gold	Asahi Refining Canada Ltd.	CANADA
Gold	Asahi Refining USA Inc.	UNITED STATES OF AMERICA
Gold	Asaka Riken Co., Ltd.	JAPAN
Gold	Aurubis AG	GERMANY
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHILIPPINES
Gold	Boliden Ronnskar	SWEDEN
Gold	C. Hafner GmbH + Co. KG	GERMANY
Gold	CCR Refinery - Glencore Canada Corporation	CANADA
Gold	Chimet S.p.A.	ITALY
Gold	Chugai Mining	JAPAN
Gold	Dowa	JAPAN
Gold	DSC (Do Sung Corporation)	KOREA, REPUBLIC OF
Gold	Eco-System Recycling Co., Ltd. East Plant	JAPAN
Gold	Eco-System Recycling Co., Ltd. North Plant	JAPAN
Gold	Eco-System Recycling Co., Ltd. West Plant	JAPAN
Gold	Gold by Gold Colombia	COLOMBIA
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	CHINA
Gold	Heimerle + Meule GmbH	GERMANY
Gold	Heraeus Germany GmbH Co. KG	GERMANY
Gold	Heraeus Metals Hong Kong Ltd.	CHINA
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	CHINA
Gold	Ishifuku Metal Industry Co., Ltd.	JAPAN
Gold	Istanbul Gold Refinery	TURKEY
Gold	Italpreziosi	ITALY
Gold	Japan Mint	JAPAN
Gold	Jiangxi Copper Co., Ltd.	CHINA
Gold	JX Nippon Mining & Metals Co., Ltd.	JAPAN
Gold	Kazzinc	KAZAKHSTAN
Gold	Kennecott Utah Copper LLC	UNITED STATES OF AMERICA
Gold	KGHM Polska Miedz Spolka Akcyjna	POLAND
Gold	Kojima Chemicals Co., Ltd.	JAPAN
Gold	Korea Zinc Co., Ltd.	KOREA, REPUBLIC OF
Gold	L'Orfebre S.A.	ANDORRA
Gold	LS MnM Inc.	KOREA, REPUBLIC OF

Covered Minerals	Smelter or Refiner Name	Country location of Smelter or Refiner
Gold	LT Metal Ltd.	KOREA, REPUBLIC OF
Gold	Materion	UNITED STATES OF AMERICA
Gold	Matsuda Sangyo Co., Ltd.	JAPAN
Gold	Metal Concentrators SA (Pty) Ltd.	SOUTH AFRICA
Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA
Gold	Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE
Gold	Metalor Technologies (Suzhou) Ltd.	CHINA
Gold	Metalor Technologies S.A.	SWITZERLAND
Gold	Metalor USA Refining Corporation	UNITED STATES OF AMERICA
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	MEXICO
Gold	Mitsubishi Materials Corporation	JAPAN
Gold	Mitsui Mining and Smelting Co., Ltd.	JAPAN
Gold	MKS PAMP SA	SWITZERLAND
Gold	MMTC-PAMP India Pvt., Ltd.	INDIA
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	TURKEY
Gold	Navoi Mining and Metallurgical Combinat	UZBEKISTAN
Gold	NH Recytech Company	KOREA, REPUBLIC OF
Gold	Nihon Material Co., Ltd.	JAPAN
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	AUSTRIA
Gold	Ohura Precious Metal Industry Co., Ltd.	JAPAN
Gold	Planta Recuperadora de Metales SpA	CHILE
Gold	PT Aneka Tambang (Persero) Tbk	INDONESIA
Gold	PX Precinox S.A.	SWITZERLAND
Gold	Rand Refinery (Pty) Ltd.	SOUTH AFRICA
Gold	REMONDIS PMR B.V.	NETHERLANDS
Gold	Royal Canadian Mint	CANADA
Gold	SAFINA A.S.	CZECHIA
Gold	SEMPSA Joyeria Plateria S.A.	SPAIN
Gold	Shandong Gold Smelting Co., Ltd.	CHINA
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA
Gold	Sichuan Tianze Precious Metals Co., Ltd.	CHINA
Gold	Solar Applied Materials Technology Corp.	TAIWAN
Gold	Sumitomo Metal Mining Co., Ltd.	JAPAN
Gold	SungEel HiMetal Co., Ltd.	KOREA, REPUBLIC OF
Gold	T.C.A S.p.A	ITALY
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Gold	Tokuriki Honten Co., Ltd.	JAPAN
Gold	TOO Tau-Ken-Altyn	KAZAKHSTAN
Gold	Torecom	KOREA, REPUBLIC OF
Gold	Umicore S.A. Business Unit Precious Metals Refining	BELGIUM
Gold	United Precious Metal Refining, Inc.	UNITED STATES OF AMERICA
Gold	Valcambi S.A.	SWITZERLAND
Gold	WEEEREFINING	FRANCE
Gold	Western Australian Mint (T/a The Perth Mint)	AUSTRALIA

Covered Minerals	Smelter or Refiner Name	Country location of Smelter or Refiner
Gold	WIELAND Edelmetalle GmbH	GERMANY
Gold	Yamakin Co., Ltd.	JAPAN
Gold	Yokohama Metal Co., Ltd.	JAPAN
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA
Tantalum	AMG Brasil	BRAZIL
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	CHINA
Tantalum	D Block Metals, LLC	UNITED STATES OF AMERICA
Tantalum	F&X Electro-Materials Ltd.	CHINA
Tantalum	FIR Metals & Resource Ltd.	CHINA
Tantalum	Global Advanced Metals Aizu	JAPAN
Tantalum	Global Advanced Metals Boyertown	UNITED STATES OF AMERICA
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CHINA
Tantalum	Jiangxi Tuohong New Raw Material	CHINA
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA
Tantalum	Jiujiang Tanbre Co., Ltd.	CHINA
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CHINA
Tantalum	KEMET de Mexico	MEXICO
Tantalum	Materion Newton Inc.	UNITED STATES OF AMERICA
Tantalum	Metallurgical Products India Pvt., Ltd.	INDIA
Tantalum	Mineracao Taboca S.A.	BRAZIL
Tantalum	Mitsui Mining and Smelting Co., Ltd.	JAPAN
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum	NPM Silmet AS	ESTONIA
Tantalum	QSIL Metals Hermsdorf GmbH	GERMANY
Tantalum	QuantumClean	UNITED STATES OF AMERICA
Tantalum	Resind Industria e Comercio Ltda.	BRAZIL
Tantalum	RFH Yancheng Jinye New Material Technology Co., Ltd.	CHINA
Tantalum	Taki Chemical Co., Ltd.	JAPAN
Tantalum	TANIOBIS Co., Ltd.	THAILAND
Tantalum	TANIOBIS GmbH	GERMANY
Tantalum	TANIOBIS Japan Co., Ltd.	JAPAN
Tantalum	TANIOBIS Smelting GmbH & Co. KG	GERMANY
Tantalum	Telex Metals	UNITED STATES OF AMERICA
Tantalum	Ulba Metallurgical Plant JSC	KAZAKHSTAN
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	CHINA
Tantalum	XinXing HaoRong Electronic Material Co., Ltd.	CHINA
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	CHINA
Tin	Alpha Assembly Solutions Inc	UNITED STATES OF AMERICA
Tin	Aurubis Beerse	BELGIUM
Tin	Aurubis Berango	SPAIN
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	CHINA
Tin	China Tin Group Co., Ltd.	CHINA

Covered Minerals	Smelter or Refiner Name	Country location of Smelter or Refiner
Tin	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	BRAZIL
Tin	CRM Synergies	SPAIN
Tin	CV Ayi Jaya*	INDONESIA
Tin	CV Venus Inti Perkasa*	INDONESIA
Tin	Dowa	JAPAN
Tin	DS Myanmar*	MYANMAR
Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)
Tin	Estanho de Rondonia S.A.	BRAZIL
Tin	Fabrica Auricchio Industria e Comercio Ltda.	BRAZIL
Tin	Fenix Metals	POLAND
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHINA
Tin	HuiChang Hill Tin Industry Co., Ltd.	CHINA
Tin	Jiangxi New Nanshan Technology Ltd.	CHINA
Tin	Luna Smelter, Ltd.	RWANDA
Tin	Magnu's Minerais Metais e Ligas Ltda.	BRAZIL
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
Tin	Metallic Resources, Inc.	UNITED STATES OF AMERICA
Tin	Mineracao Taboca S.A.	BRAZIL
Tin	Mining Minerals Resources SARL	CONGO, DEMOCRATIC REPUBLIC OF THE
Tin	Minsur	PERU
Tin	Mitsubishi Materials Corporation	JAPAN
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	THAILAND
Tin	O.M. Manufacturing Philippines, Inc.	PHILIPPINES
Tin	Operaciones Metalurgicas S.A.	BOLIVIA (PLURINATIONAL STATE OF)
Tin	PT Aries Kencana Sejahtera*	INDONESIA
Tin	PT Artha Cipta Langgeng*	INDONESIA
Tin	PT ATD Makmur Mandiri Jaya	INDONESIA
Tin	PT Babel Inti Perkasa*	INDONESIA
Tin	PT Babel Surya Alam Lestari*	INDONESIA
Tin	PT Bangka Prima Tin	INDONESIA
Tin	PT Bangka Serumpun*	INDONESIA
Tin	PT Bukit Timah*	INDONESIA
Tin	PT Cipta Persada Mulia	INDONESIA
Tin	PT Menara Cipta Mulia*	INDONESIA
Tin	PT Mitra Stania Prima	INDONESIA
Tin	PT Mitra Sukses Globalindo	INDONESIA
Tin	PT Premium Tin Indonesia	INDONESIA
Tin	PT Prima Timah Utama*	INDONESIA
Tin	PT Putera Sarana Shakti (PT PSS)	INDONESIA
Tin	PT Rajawali Rimba Perkasa*	INDONESIA
Tin	PT Rajehan Ariq	INDONESIA
Tin	PT Refined Bangka Tin*	INDONESIA
Tin	PT Sariwiguna Binasentosa*	INDONESIA

Covered Minerals	Smelter or Refiner Name	Country location of Smelter or Refiner
Tin	PT Stanindo Inti Perkasa*	INDONESIA
Tin	PT Sukses Inti Makmur (SIM)*	INDONESIA
Tin	PT Timah Nusantara*	INDONESIA
Tin	PT Timah Tbk Kundur	INDONESIA
Tin	PT Timah Tbk Mentok	INDONESIA
Tin	PT Tinindo Inter Nusa*	INDONESIA
Tin	PT Tommy Utama*	INDONESIA
Tin	Resind Industria e Comercio Ltda.	BRAZIL
Tin	Rui Da Hung	TAIWAN
Tin	Super Ligas	BRAZIL
Tin	Takehara PVD Materials Plant / PVD Materials Division of MITSUI MINING & SMELTING CO., LTD.	JAPAN
Tin	Thaisarco	THAILAND
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA
Tin	Tin Technology & Refining	UNITED STATES OF AMERICA
Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL
Tin	Woodcross Smelting Company Limited	UGANDA
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	CHINA
Tungsten	A.L.M.T. Corp.	JAPAN
Tungsten	Asia Tungsten Products Vietnam Ltd.	VIETNAM
Tungsten	China Molybdenum Tungsten Co., Ltd.	CHINA
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	CHINA
Tungsten	Cronimet Brasil Ltda	BRAZIL
Tungsten	Fujian Xinlu Tungsten Co., Ltd.	CHINA
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA
Tungsten	Global Tungsten & Powders LLC	UNITED STATES OF AMERICA
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	CHINA
Tungsten	H.C. Starck Tungsten GmbH	GERMANY
Tungsten	Hubei Green Tungsten Co., Ltd.	CHINA
Tungsten	Hunan Chenzhou Mining Co., Ltd.*	CHINA
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	CHINA
Tungsten	Japan New Metals Co., Ltd.	JAPAN
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CHINA
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	CHINA
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CHINA
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CHINA
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	CHINA
Tungsten	Kennametal Fallon	UNITED STATES OF AMERICA
Tungsten	Kennametal Huntsville	UNITED STATES OF AMERICA
Tungsten	Lianyou Metals Co., Ltd.	TAIWAN
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	CHINA
Tungsten	Masan High-Tech Materials	VIETNAM

Covered Minerals	Smelter or Refiner Name	Country location of Smelter or Refiner
Tungsten	Niagara Refining LLC	UNITED STATES OF AMERICA
Tungsten	Philippine Chuangxin Industrial Co., Inc.	PHILIPPINES
Tungsten	TANIOBIS Smelting GmbH & Co. KG	GERMANY
Tungsten	Wolfram Bergbau und Hutten AG	AUSTRIA
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA
Tungsten	Xiamen Tungsten Co., Ltd.	CHINA
*SOR became non-operational during 2024.

Annex II – Reported Country of Origin for Covered Minerals

Reported Countries of Origin
Argentina	El Salvador	Luxembourg	Rwanda
Australia	Estonia	Madagascar	Sierra Leone
Austria	Ethiopia	Malaysia	Singapore
Belarus	France	Mexico	South Korea
Belgium	Germany	Mongolia	Spain
Bolivia	Guyana	Morocco	Switzerland
Brazil	Hong Kong	Mozambique	Taiwan
Burundi	Hungary	Myanmar	Thailand
Cambodia	India	Namibia	Uganda
Canada	Indonesia	Nigeria	United States of America
Chile	Ireland	Peru	Vietnam
China	Japan	Philippines	Zimbabwe
Colombia	Kazakhstan	Poland
Democratic Republic of Congo	Laos	Portugal
Ecuador	Liberia	Russia